VARIABLE LIFE INSURANCE COMPANY

DISABILITY BENEFIT RIDER

PAYMENT OF SPECIFIED PREMIUM IN EVENT OF COVERED PERSON’S TOTAL DISABILITY AS DEFINED AND LIMITED

We agree, subject to the terms and conditions of this Rider and the policy, to pay the Specified Premium (as defined below), during the period of continuous total disability of the Covered Person (as defined below) subject to the following conditions:

(1)	we have received at our Servicing Office due proof of the Covered Person’s total disability as defined and limited herein;

(2)	the total disability began between the policy anniversaries nearest the Covered Person’s 5th and 65th birthdays;

(3)	the policy and this rider were in full force when the total disability began; and

(4)	the total disability of the Covered Person has been continuous for at least 6 months.

This Rider is made a part of the policy to which it is attached. If this Rider is issued subsequent to delivery of the policy, the consideration for issuance of the Rider is: (a) the application for this Rider, a copy of which is attached to and made a part of this policy; and (b) deduction of the applicable monthly Rider Charge from the Account Value, as described in Sections 1, 2 and 9 of the policy. The Date of Issue of this Rider is as provided in Section 1 of the policy.

SPECIFIED PREMIUM DEFINED

The “Specified Premium” payable under this Rider is the amount shown in Section 1 of the policy for the Covered Person whose total disability has met the terms and conditions of this Rider.

We reserve the right to limit the amount of such Specified Premium to the amount necessary to ensure or maintain qualification of this rider as a Qualified Additional Benefit under Internal Revenue Code Section 7702. The Specified Premium may be reduced in the event of a reduction in Sum Insured or a change in any rider benefits. We will notify you of any such reduction in the Specified Premium.

The Specified Premium paid under this Rider may not be sufficient to maintain the policy in force to the Age 100 Adjustment Date. You may be required to pay premiums during the continuous period of total disability to maintain the policy in force.

COVERED PERSON DEFINED

The “Covered Person” is any Insured shown in Section 1 of the policy.

TOTAL DISABILITY DEFINED

“Total disability” means such incapacity of the Covered Person as a result of bodily injury or disease that:

(a) For the first 24 months: he or she is able to perform none of the duties of his or her occupation or employment for pay or profit; and

(b) After the first 24 months: he or she is able to perform none of the duties of any occupation or employment for pay or profit for which he or she is reasonably fitted by education, training or experience.

We will deem as “total disability” the total and irrecoverable loss by the Covered Person of: (a) the sight of both eyes; or (b) the use of both hands or both feet or of one hand and one foot.

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PERIOD OF CONTINUOUS TOTAL DISABILITY

Subject to the conditions of this Rider, the Specified Premium will be paid each month for the period of continuous total disability.

Beginning of Period of Continuous Total Disability

The period of continuous total disability begins on the first Processing Date after the later of: (a) the date total disability began; and (b) the date 1 year before written notice of claim is received.

End of Period of Continuous Total Disability

The period of continuous total disability ends on the earliest of:

1.	the date of the Covered Person’s death; and

2.	the date the total disability ends; and

3.	the date proof of continuous total disability is not given when required; and

4.	the date the Covered Person fails to be examined when required.

If, however, the total disability starts on or after the policy anniversary nearest the Covered Person’s 60th birthday, then the period of continuous total disability ends on the earliest of the dates above and the day before the anniversary nearest the Covered Person’s 65th birthday.

Any premiums received during the period of continuous total disability will be applied in accordance with the terms of the policy.

Provided we have received written notice not later than the first Processing Date following the date the total disability began, and subject to the other conditions of this Rider, the first payment made under this Rider will occur after all conditions have been met, including proof that total disability was continuous for at least 6 months, and will include all amounts that would have been paid from the Beginning of Period of Continuous Total Disability. Subsequent payments of the Specified Premium will be paid on each Processing Date that the Covered Person continues to be totally disabled, until the End of Period of Continuous Total Disability.

EXCEPTIONS AND EXCLUSIONS

No payment of the Specified Premium will be made:

1)	if the total disability begins within 2 years after the Rider Date of Issue and results from an injury sustained or a disease contracted before such Rider Date of Issue;

2)	if the total disability has ceased or the Covered Person has died prior to receipt of due proof of total disability;

3)	if the total disability results wholly or partially from: (a) willfully and intentionally self-inflicted injury; or (b) service in an armed force of an international body, or a country or group of countries at war whether declared or undeclared;

4)	if the due proof is not received before this Rider terminates. However, failure to give due proof in the time required will not void or reduce a claim if: (a) it was not reasonably possible to give proof in the time required; (b) due proof is given as soon as reasonably possible; and (c) due proof is given no later than 1 year after the date is otherwise required, except in the absence of legal capacity.

We reserve the right to pay an amount less than the Specified Premium if such lower payment is necessary to maintain the rider’s tax qualification.

WRITTEN NOTICE OF CLAIM

Written notice of claim may be filed with us to determine the beginning of the period for which benefits are provided, but no benefit will start until we receive the required due proof.

In any case in which written notice is filed more than 1 year after the disability began, benefits will start as if notice had been filed within 1 year. It must be shown, however, that notice was furnished as soon as was reasonably possible.

PROOF OF CONTINUANCE OF TOTAL DISABILITY

We shall have the right to require proof of continued total disability at reasonable intervals after receipt of due proof. After the policy anniversary nearest the Covered Person’s 65th birthday, no proof will be required if the period of total disability began before and has been continuous since the policy anniversary nearest the Covered Person’s 60th birthday.

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As part of any proof, the Covered Person may be required to be examined by a medical examiner named by us at our expense.

INCONTESTABILITY

This Rider shall be incontestable after it has been in force during the lifetime of the Covered Person and without the occurrence of the total disability of the Covered Person, for 2 years from its date of issue except for nonpayment of premium.

DISCONTINUANCE ON REQUEST

This Rider may be discontinued as of any Processing Date on receipt of written notice and presentation of the policy for adjustment to us at our Servicing Office before the Processing Date and before the Covered Person’s death.

TERMINATION

This Rider will terminate on the earliest of:

a.	The lapse, exchange or termination of the policy; or

b.	The payment or application of the Surrender Value; or

c.	The date this Rider is discontinued on request; or

d.	The date the death benefit of the policy becomes payable; or

e.	The policy anniversary nearest the youngest Covered Person’s 65th birthday except for benefits for total disability which began before the policy anniversary nearest any Covered Person’s 60th birthday.

Signed for the Company at Boston, Massachusetts.

Secretary

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